SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For June 14, 2006 – June 29, 2006
CARDIOME PHARMA CORP.

(Translation of Registrant’s name into English)
6190 Agronomy Road, 6th Floor

(Address of principal executive offices)
Vancouver, British Columbia, V6T 1Z3, CANADA

FILE NO. 0-29338

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]
Form 20-F ☐                      Form 40-F ☑
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]
Yes ☐                      No ☑

FORM 6-K
TABLE OF CONTENTS
For June 14th, 2006 – June 29th, 2006
CARDIOME PHARMA CORP.
(formerly NORTRAN PHARMACEUTICALS INC.)
File No. 0-29338, CIK # 0001036141
Exhibit 99-1      Report of Voting Results for the Annual Meeting of Shareholders

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP. (REGISTRANT)
Date: June 29, 2006	“Curtis Sikorsky”
Curtis Sikorsky
Chief Financial Officer

CARDIOME PHARMA CORP. 6190 Agronomy Road, 6th Floor Vancouver, BC. Canada V6T 1Z3 Phone: 604 677 6905 Fax: 604 677 6915 Toll free: 1 800 330 9928 Web: www.cardiome.com
June 29, 2006
Securities Exchange Commission
Attention: Filings Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
Dear Sirs:
Re:	Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) File No. 0-29338, CIK No. 0001036141
We attach one electronic copy of Cardiome Pharma Corp.’s 6K for the period of June 14 to June 29, 2006 pursuant to Rule 13a-16 of the Securities Exchange Act of 1934.
We trust the enclosed is satisfactory and remain,
Yours truly,
Cardiome Pharma Corp.
“Curtis Sikorsky”
Curtis Sikorsky
Chief Financial Officer
Encl.
cc.	Joseph Garcia McCarthy Tetrault